

June 20, 2012

<u>Via E-Mail</u>
Viatcheslav Gelshteyn
President
Viatech Corp.
Mikolase Alse, 586
Cesky Brod, Czech Republic 28201

     Re: Viatech Corp.
             Registration Statement on Form S-1
             File No. 333-181683
             Filed May 25, 2012

Dear Mr. Gelshteyn:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   On page 26, you disclose that "sales by the Company must be made at the fixed price of $.01 until a market develops for the stock." On your facing page, you checked the box indicating that this offering will be made on a delayed or continuous basis pursuant to Rule 415. Please reconcile these disclosures with your prospectus cover page, which indicates that you are offering shares of common stock for $0.01 per share for up to 240 days.

2.   Please advise us whether you will register your common stock under Section 12(g) of the Securities Exchange Act of 1934 ("Exchange Act") by filing a Form 8-A on a pre-effective basis. If not, please revise to clarify the consequences to investors of your being a Section 15(d) registrant in comparison to a Section 12(g) registrant. Under Section 15(d) of the Exchange Act, you are not required to file periodic reports if you have less than 300 holders of record for the fiscal year after the year of effectiveness. Thus, your

risk factors and other disclosures should also clarify that if you do not register your securities under Section 12 of the Exchange Act, you may not have an ongoing periodic reporting obligation and that you would not be subject to the Commission's proxy, tender offer, and short swing insider trading rules for Section 12 registrants.

3.   Please consider describing the extent to which any of the emerging growth company exemptions are available to you as a Smaller Reporting Company.

4.   Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provide in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Risk Factors, page 6

5.   Please add a risk factor that discloses your lack of corporate governance due to your size and lack of independent directors. For example, you do not have an audit, nominating, or compensation committee. Further, since your bylaws provide for actions by majority written consent in lieu of holding a meeting and Mr. Gelshteyn will hold a majority of your common stock after the offering, investors may not have the right to attend an annual meeting or vote in director elections.

6.   Please add a risk factor that discusses the risks related to the fact that your offering is being made on a best efforts basis with no minimum level of shares required to be sold for the offering to proceed. Your risk factor should discuss the possibility that you may raise only a nominal amount of proceeds and you may be unable to implement your business plan.

Use of Proceeds, page 12

7.   We note your statement that your use of proceeds presentation is for "illustrative purposes only and the actual amount of proceeds, if any, may differ." Please revise to remove this disclaimer and provide the disclosure required by Item 504 of Regulation S-K. We refer you to Instruction 7 of Item 504, which allows registrants to reserve the right to change the use of proceeds, provided the reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are disclosed.

Management's Discussion and Analysis or Plan of Operation, page 15

General

8.   On page 16, you indicate that you will need long term financing beyond the maximum
        net offering proceeds "to fully implement [your] business plan." Please describe here or
        in your description of business what your full business plan entails. We note you only
        describe your projected operations for the next 12 months.

Liquidity and Capital Resources, page 18

9.   Please clarify whether significant amounts of the Company's cash and current assets will
        be located offshore.

Description of Business, page 19

10.   Please revise to clarify who will perform your design services. We note you only have
        one employee and there is no indication from your plan of operation that you will hire
        any employees or contractors, other than for the design of your website. Also, please
        advise us whether a risk factor is necessary to discuss if your lack of employees, other
        than Mr. Gelshteyn, will limit your ability to obtain and/or complete design projects.

11.   Please revise to clarify whether you intend to offer your services to clients outside of the
        Czech Republic in the next 12 months. If so, please add further disclosures as to how
        you will be able to offer your services to clients in locations in other European countries.
        It is unclear whether such services may be provided remotely, whether significant travel
        is involved to provide your services to other locations, or whether your competitors offer
        similar design services remotely or if a market for such services exists.

12.   Please revise to clarify the timing of when you will begin your engagement with Mr. Petr
        Baroch and when you will receive the 50% deposit.

13.   Please revise to clarify who owns the intellectual property you generate and whether you
        will seek copyright or similar intellectual property protection for your designs. For
        example, it is unclear whether your clients will own the copyrights for your renderings or
        if you will grant them a limited license.

Directors, Executive Officers, Promoters and Control Persons, page 23

14.   Please revise to provide a more detailed description of Mr. Gelshteyn's outside business
        activities "in the field of designing of residential homes and commercial buildings." In
        particular, please clarify whether these activities are the same or similar to those that will
        be provided by Viatech. Please advise us whether a risk factor is necessary to discuss

whether Mr. Gelshteyn's outside activities may compete with Viatech or any other conflicts of interests.

Future Sales by Existing Stockholders, page 25

15.   In light of your nominal operations, please revise this section to clarify the restrictions of Rule 144 transfers and sales if you are deemed a shell company. Please add a risk factor or advise us why do not believe it is necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

  · should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  · the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  · the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-Mail
        David Lubin, Esq.